SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that The Capital Group Companies, Inc. (“CGC”), a company with registered office at 333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA, notified Portugal Telecom, SGPS, S.A. (“PT”) that, as of 31 January 2008, it held, through the entities indicated below, on behalf of their funds/clients, 20,414,106 shares corresponding to 1.9901% of the share capital and voting rights in PT, as follows:

	No. of shares	% of share capital and voting rights
Capital Research and Management Company	19,558,978	1.9067%
Capital Guardian Trust Company	23,535	0.0023%
Capital International Limited	792,800	0.0773%
Capital International S.A.	38,793	0.0038%
Total	20,414,106	1.9901%

CGC also informed that the management companies that form part of its group are authorised to exercise the voting rights corresponding to the following shares of PT:

1

Institutions	No. of shares	% of share capital and voting rights
Capital Research and Management Company	19,558,978	1.9067%
Capital Guardian Trust Company	23,535	0.0023%
Capital International Limited	792,800	0.0773%
Capital International S.A.	0	0.0000%
Total	20,375,313	1.9863%

In addition, CGC has also informed that its investment management business is divided into two operational groups represented by Capital Research and Management Company, with offices at 333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA, and Capital Group International, Inc., with offices at 11100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90025, USA.

Capital Group International, Inc. is the parent company of the following companies:

–                 Capital Guardian Trust Company, with offices at 333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA;

–                 Capital International S.A., with offices at 3 Place des Bergues, 1201 Geneva, Switzerland;

–                 Capital International Limited, with offices at em 40 Grosvenor Place, London SW1X 7GG, United Kingdom.

Lisbon, 7 February 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.